

TELEFAX



03 SEP 11 AM 7:21

An: To:	SEC	Datum: Date:	10.9.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		03029985
Von: From:	Wolfgang Schwaiger	Tel.:	
Abteilung: Department:	Strategy, Communications and Investor Relations	Fax:	(+43/732) 6980 - 3416
		E-Mail:	wolfgang.schwaiger@vatech.at
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 9/11



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Tension Leveling Line with Electrolytic Cleaning Section for INDIAN ALUMINIUM / India

Trusting in VAI-MECESA® Strip-Finishing Technology INDIAN ALUMINIUM COMPANY LIMITED (INDAL), India and VAI Cosim S.A., the Spanish-based subsidiary of VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI)/Austria signed a contract for the supply of a tension leveling line with a specially designed, environmentally friendly electrolytic cleaning section for the Taloja Plant-Mumbai/India on a turnkey basis.

The line will process high quality aluminium sheet products such as lithographic strips and closure stock of varying thickness.

The new production facility at INDAL – Taloja Plant will open additional market segments of the market for aluminium strip and will thus achieve a significant improvement in the market position for INDAL - proving again the capability of VAI to provide sustainable solutions for its customers.

The decision to award to the contract to VAI Cosim S.A. was made as a result of the technologically proven capability of the VAI tension leveling machines, as well as the many references from around the world for aluminium tension leveling lines.

++++2003-09-10

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1.024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6989-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6501, Fax: +43 732/6980-6885
e-mail: klemens.possart@vai.at